UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Report to Shareholders

Issue 14

January—March 2007

pharmaxis

Pharmaxis Ltd ABN 75 082 811 630

Producing human healthcare products

to treat and manage respiratory and

autoimmune diseases

Overview

Pharmaxis is a specialty pharmaceutical company with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include lung diseases such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease; and diseases of the immune system such as multiple sclerosis and rheumatoid arthritis.

Our first product, Aridol, is now registered for sale in Australia and Sweden to identify airway hyper-responsiveness and to assist in the diagnosis and management of asthma. Our second product, Bronchitol, is in final clinical trials as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases such as bronchiectasis and chronic bronchitis.

Pharmaxis Product Development at March 2007

COPD: Chronic Obstructive Pulmonary Disease - a fatal disease of the lungs, related to smoking

Front cover:	Braedan Delaney, a young cystic fibrosis patient from the U.S., benefits from recent medical advances and provides us with inspiration as we develop Bronchitol to help treat his condition.

19 April 2007

CEO Report

This has been a busy quarter behind the scenes for Pharmaxis. The clinical department has seen two Bronchitol studies close enrolment and an Aridol trial report; the marketing department has appointed another European distributor; and a shelf registration statement has been filed with the Securities and Exchange Commission in the United States. All activities have taken many months of work, but it is not until completion that they can be publicly acknowledged.

The coming quarter promises to be just as demanding, as registration in the EU proceeds, and new trials begin to confirm our products’ safety and effectiveness. I hope you continue to find these updates useful in understanding the activities that we undertake on your behalf.

Alan D Robertson, Chief Executive Officer
Bronchitol studies close enrolment

First Quarter Highlights

•        Phase III Bronchitol study in bronchiectasis closes enrolment

•        Phase II Bronchitol study in cystic fibrosis children closes enrolment

•        Phase II Aridol study in COPD reports

•        Additional European distributor for Aridol appointed

•        US shelf registration statement filed

Completion of Phase III bronchiectasis study	Coming Events
	• Reporting of Bronchitol bronchiectasis Phase III trial	2Q/3Q 2007
	• Appointment of U.S. Aridol distributor	2Q/3Q 2007
	• Completion of Aridol EU marketing application process	2Q/3Q 2007
	• Complete inpatient COPD Bronchitol trial	2Q/3Q 2007
	• File U.S. Aridol marketing application (NDA)	2Q/3Q 2007
	• Complete enrolment of Bronchitol CF dosing trial	2Q/3Q 2007
Corporate News
SEC shelf registration statement filed

In February Pharmaxis filed a shelf registration statement with the U.S. Securities and Exchange Commission (SEC). The registration statement gives Pharmaxis the flexibility to issue up to US$250 million of its ordinary shares or other securities over the next three years in the United States. Pharmaxis has been listed on the U.S. Nasdaq Global Market since 2005.

A shelf registration is an effective, prudent and frequently-used planning measure for U.S. listed companies. It enables them to act quickly as needed and to complete the sometimes extensive SEC review process prior to issuing any securities.

19 April 2007

Current Regulatory Activities

European marketing approvals

The European registration process for gaining marketing approval of Aridol continues to progress steadily. We expect the process to conclude before the end of the June quarter.

Leading Spanish company appointed partner

Current Marketing Activities

Additional distributor for Aridol

In January, Aldo-Union was appointed to distribute and market Aridol in Spain. Spain is a key market, and Aldo-Union is a specialist respiratory pharmaceutical company with more than 40 years’ experience in selling inhaled medicines for asthma.

Its strong reputation in respiratory medicine and broad coverage of the domestic territory with its own sales force make it an ideal partner for Pharmaxis.

The total Spanish population affected by asthma is estimated to be 2.7 million people. Spain is an important European market where challenge testing to assess effectiveness of treatment is currently performed.

Respiratory specialists share Aridol experiences

World experts discuss Aridol

In February, the American Academy for Asthma Allergy and Immunology (AAAAI) held its annual meeting for more than 6,000 respiratory specialist physicians. There were four well-attended plenary sessions about the uses of Aridol during the five-day meeting.

The Thoracic Society of Australia and New Zealand (TSANZ) also held its annual meeting in March. Following the launch of Aridol last year, laboratory and physician experience with the product has grown significantly with many scientists and specialists visiting the Pharmaxis stand to share their experiences.

Both meetings are attended by a large number of experts in the respiratory field, and several meetings with opinion leaders were held during the course of the program. A list of the posters and papers published is included in the publications section of this report (see page 6).

Phase III bronchiectasis trial closes enrolment

Current Clinical Activities

Bronchitol for bronchiectasis

The most significant clinical activity for Pharmaxis this year, the Phase III trial of Bronchitol in bronchiectasis, successfully reached its patient recruitment target in February.

The double-blinded, placebo-controlled trial of 363 subjects is being conducted at 22 hospitals across Australia, New Zealand and the United Kingdom. It is expected to report in the middle of this year.

Pharmaxis has the only product in Phase III clinical trials for bronchiectasis worldwide, and we continue to supply the drug on a compassionate use basis to patients throughout Australia. A positive outcome from this study will enable us to seek approval to market Bronchitol.

Bronchiectasis is an incurable, degenerative and chronic lung condition affecting more than half a million people worldwide and costing US$630 million to treat in the U.S. alone. Currently, there are no effective therapeutic options available to help relieve the symptoms associated with continued mucus production.

19 April 2007

International Phase III trial begins

Bronchitol for cystic fibrosis

Three separate trials of Bronchitol in cystic fibrosis made headway in the past quarter:

Just days after the close of the January-March quarter, the first patient was enrolled in our international Phase III clinical trial evaluating Bronchitol in cystic fibrosis patients.

The trial is being conducted initially in 40 hospitals across Australia, the UK and Ireland, and is the final clinical step before Pharmaxis seeks approval to market Bronchitol for cystic fibrosis in Europe and Australia.

This trial represents significant progress for our cystic fibrosis program, and follows the successful Phase II trial where Bronchitol led to a demonstrable improvement in patients’ lung function.

The one-year trial is enrolling up to 250 cystic fibrosis sufferers aged six years and above, with participants assessed for improvements in lung function, infectious episodes and quality of life.

…while Phase II trial starts in children

Meantime, a Phase II clinical trial of Bronchitol in children with cystic fibrosis closed its enrolment phase during the quarter. The UK-based, investigator-led trial involves children undertaking three months’ treatment with three different therapies—Bronchitol alone, both Bronchitol and Pulmozyme together and Pulmozyme alone.

While not on the regulatory approval path, this is an important study for children with cystic fibrosis. It will help clinicians understand how emerging therapies such as Bronchitol should be positioned in a patient’s daily treatment regime.

…and dosing study approved in Argentina

Regulatory approval has also been received to undertake a Phase II Bronchitol dose ranging study in Argentina. The study is designed to determine the optimal dose of Bronchitol to generate clinical improvement in patients with cystic fibrosis. It is the second stage of a dosing trial begun in Canada, and we are now actively recruiting patients. The study results are expected later this year.

Trial confirms Aridol as tool for COPD management

Aridol for chronic obstructive pulmonary disease

Pharmaxis will move to position Aridol as a key tool for managing treatment of COPD sufferers, following the outcomes of a Phase II trial.

The trial found that COPD patients with a positive Aridol challenge test experienced a highly significant improvement in hyper-responsive airways following treatment with inhaled corticosteroids. Hyper-responsive airways are increasingly recognised as the most accurate indicator of COPD severity.

The study results validates Aridol’s ability over the current diagnostic tool, spirometry, to determine the severity of COPD. Spirometry measures lung function only, compromising its use for assessing the need for drug treatment. Following this clinically important result, Pharmaxis will now support a larger Swiss-based Phase III study using Aridol as the main measure of COPD control. There are more than 30 million COPD sufferers in the developed world.

19 April 2007

45 articles now published

Current Research Activities

Active research programs are underway to identify new treatments for inflammatory and respiratory diseases such as asthma, rheumatoid arthritis, Crohn’s Diseases, and multiple sclerosis. Pharmaxis’ strategy is to design new medicines to prevent the migration of inflammatory cells to sites of inflammation, thus reducing or eliminating the symptoms of these chronic diseases.

Recent Publications and Presentations

1.      Response to mannitol in asymptomatic subjects with airway hyper- responsiveness to methacholine C. Porsbjerg, L. Rasmussen, S. F. Thomsen, J. D. Brannan, S. D. Anderson and V. Backer. Clinical and Experimental Allergy, 2007. 37, 22–28 (accepted for publication)

2.      AAAAI session 3301: Methacholine, adenosine monophosphate and mannitol challenges: Dr S. Anderson

3.      AAAAI session 3701: Mannitol: Will it replace conventional challenges? Dr Ken Rundell

4.      AAAAI session 4101: Pulmonary physiology and measurement: Influence of gender, age and obesity. Dr S. Anderson

5.      AAAAI session 4803: Workshop: Inhalation Challenge Tests: Mannitol. Dr S. Anderson

Over 45 scientific articles have now been published in peer reviewed journals on both Aridol and Bronchitol.

No material changes to patents	Intellectual Property Portfolio There has been no material change to the patent portfolio this quarter.
		USA	Europe	Australia	ROW
	Patent Family 1—Aridol and Bronchitol	G	P	G	G/P
	Patent Family 2—Phosphosugar based antinflammatory and/or immunosuppressive drugs	G	G	G	G
	Patent Family 3—Novel phosphosugars containing compounds having anti-inflammatory activity	G	n/a	G	n/a
	Patent Family 4—Novel compounds and methods	G	P	P	G/P
	Patent Family 5—Novel pyrans and methods (PXS25)	NP	NP	NP	NP
	Patent Family 7—Novel inhibitors of TNF (PXS2076)	Prov
G= granted; P = pending; Prov = provisional; PCT = patent cooperation treaty; NP—national phase; ROW = rest of world including Japan; A = abandoned

19 April 2007

Australian Aridol sales increasing

Financial Overview for Quarter ended 31 March 2007

We finished the quarter with A$79.9 million in cash and cash equivalents, and therefore remain well funded to progress our business plan.

Aridol sales for the quarter were A$41,000, with an overall gross margin of 75%. During the quarter we sold Aridol in Australia and also to a US biopharmaceutical company for use in its clinical trial program. Australian sales for the current quarter increased 53% over the average sales for the prior two quarters. At quarter end we had outstanding customer orders of approximately $60,000.

The small decrease in interest income over the prior comparable quarter to A$1.3 million reflects the decrease in invested cash funds, marginally offset by higher prevailing short term interest rates.

Grant income is less than the prior comparable quarter due to an increase in the proportion of research activities in areas not eligible for grant support.

Clinical trials responsible for most research expenditure

Research and development expenses increased approximately 20 percent over the prior comparable quarter, but decreased approximately 30 percent compared to the December 2006 quarter. Clinical studies continue to represent the largest component of research, accounting for approximately 50 percent of research expenditure in the current quarter. The major clinical study ongoing during the quarter was the international Phase III clinical trial of Bronchitol in bronchiectasis. Other clinical expenditure included the remaining costs for the US Phase III trial of Aridol, initial costs for the international Phase III clinical trial of Bronchitol in cystic fibrosis and ongoing costs of the Phase II cystic fibrosis dosing study. The manufacture of Aridol and Bronchitol accounted for approximately 30 percent of research expenditure in the current quarter. The product is used for clinical trials, preclinical development and product stability studies required to support registration applications.

Commercial expenses for the current quarter include the Australian sales and marketing teams, the European sales and marketing team based in the UK, and corporate marketing and development based at Frenchs Forest.

Administration expense increases over the prior comparative quarter reflect additional public company costs particularly in relation to the US capital markets and the filing of a shelf registration statement with the US SEC.

Income tax expense relates to income generated by our UK subsidiary which is reimbursed for its expenditure on a cost plus basis.

Jane Sugden	Pharmaxis Ltd
Investor Relations and Communications	ABN 75 082 811 630
jane.sugden@pharmaxis.com.au	2/10 Rodborough Road
Telephone: 02 9454 7230	Frenchs Forest, NSW

19 April 2007

Australian Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Income Statement

	Three months ended		Year-to-date
	31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06
	A$	A$	A$	A$
Revenue from sale of goods	41	—	159	—
Cost of sales	(10)	—	(39)	—

Gross profit	31	—	120	—
Other income
Interest	1,283	1,418	4,059	2,854
Grant income	396	468	1,583	898
Expenses
Research & development	5,212	4,404	18,984	10,051
Commercial	845	497	2,461	1,100
Administration	1,329	981	3,210	3,163
Foreign exchange (gains) losses	(3)	—	49	—

Total expenses	7,383	5,882	24,704	14,314

Net loss before tax	(5,673)	(3,996)	(18,942)	(10,562)
Income tax expense	4	—	12	—

Net loss after tax	(5,677)	(3,996)	(18,954)	(10,562)

Basic and diluted earnings (loss) per share - $	(0.032)	(0.023)	(0.107)	(0.068)
Depreciation & amortisation	239	174	693	706
Fair value of options issued under employee plan	462	409	1,091	812

Balance Sheet Data

	As at
	31-Mar-07	30-Jun-06
	A$	A$
Cash and cash equivalents	79,915	97,840
Plant & equipment	3,559	3,205
Intangible assets	1,167	1,195
Total assets	86,359	104,267
Total liabilities	(5,143)	(5,378)
Total shareholders’ equity	81,216	98,888

Cash Flow Data

	Three months ended		Year-to-date
	31-Mar-07	31-Mar-06	31-Mar-07	31-Mar-06
	A$	A$	A$	A$
Cash flows from operating activities	(6,017)	(3,497)	(17,089)	(9,076)
Cash flows from investing activities	(151)	(389)	(1,027)	(1,365)
Cash flows from financing activities	12	61	192	79,661

Net increase (decrease) in cash held	(6,156)	(3,825)	(17,924)	69,220

Ordinary Share Data

	As at
	31-Mar-07	30-Jun-06
Ordinary shares on issue	177,365	176,904
Options over ordinary shares outstanding	10,188	9,692

19 April 2007

US Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Statement of Operations

	Three months ended			Six months ended
	Mar-31-06	Mar-31-07	Mar-31-07	Mar-31-06	Mar-31-07	Mar-31-07
	A$	A$	US$(1)	A$	A$	US$(1)
Revenue from sale of goods	—	41	34	—	159	129
Cost of sales	—	(10)	(8)	—	(39)	(32)

Gross profit	—	31	26	—	120	97

Operating expenses
Research & development	3,676	4,632	3,754	8,641	16,882	13,681
Commercial	426	771	625	963	2,257	1,829
General and administrative	881	1,100	892	2,930	2,770	2,245
Amortization of intangible assets	23	24	19	68	70	58
Fair value of stock options issued to employees
Research & development	237	161	130	449	450	364
Commercial	71	75	60	130	205	166
General and administrative	100	227	184	232	437	354

Total operating expenses	5,414	6,990	5,664	13,413	23,071	18,697

Loss from operations	(5,414)	(6,959)	(5,638)	(13,413)	(22,951)	(18,600)
Interest and other income	1,418	1,283	1,040	2,854	4,059	3,290
Foreign exchange gains (losses)	—	3	3	—	(49)	(39)

Net loss before tax	(3,996)	(5,673)	(4,595)	(10,559)	(18,941)	(15,349)
Income tax expense	—	(4)	(3)	—	(12)	(10)

Net loss	(3,996)	(5,677)	(4,598)	(10,559)	(18,953)	(15,359)

Basic and diluted net loss per ADS	(0.023)	(0.032)	(0.026)	(0.068)	(0.107)	(0.087)
Depreciation & amortisation	162	227	184	670	658	533

Balance Sheet Data

	As at
	30-Jun-06	31-Mar-07	31-Mar-07
	A$	A$	US$ (1)
Cash and cash equivalents	97,840	79,915	64,763
Plant & equipment	3,289	3,723	3,017
Intangible assets	1,057	986	799
Total assets	104,213	86,341	69,971
Total liabilities	(5,325)	(5,125)	(4,154)
Total shareholders’ equity	98,888	81,216	65,817

Cash Flow Data

	Three months ended			Year-to-date
	Mar-31-06	Mar-31-07	Mar-31-07	Mar-31-06	Mar-31-07	Mar-31-07
	A$	A$	US$(1)	A$	A$ US$	(1)
Net cash used in operating activities	(3,497)	(6,017)	(4,876)	(8,955)	(17,089)	(13,849)
Net cash used in investing activities	(389)	(151)	(122)	(1,365)	(1,027)	(832)
Net cash provided by financing activities	61	12	10	79,661	192	155

Net increase in cash and cash equivalents	(3,825)	(6,156)	(4,988)	69,341	(17,924)	(14,526)

American Depositary Share Data

	As at
	30-Jun-06	31-Mar-07
Equivalent ADSs on issue	11,794	11,824
Equivalent Options over ADSs outsdtanding	646	679

(1)	Convenience translation into U.S. dollars from Australian dollars based upon rate on March 31, 2007

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)
75 082 811 630	31 March 2007

Consolidated statement of cash flows

					Current quarter $A’000	Year to date (Nine months) $A’000
Cash flows related to operating activities
1.1	Receipts from customers
					58	132
1.2	Payments for	(a	)	staff costs	(1,950)	(5,764)
		(b	)	advertising and marketing	(169)	(582)
		(c	)	research and development	(5,125)	(15,662)
		(d	)	leased assets	(52)	(101)
		(e	)	other working capital	(843)	(892)
1.3	Dividends received
1.4	Interest and other items of a similar nature received				1,283	4,059
1.5	Interest and other costs of finance paid
1.6	Income taxes paid
1.7	Other (research grants)				780	1,721

	Net operating cash flows				(6,018)	(17,089)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (Nine months) $A’000
1.8	Net operating cash flows (carried forward)	(6,018)	(17,089)
	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(25)	(80)
	(d) physical non-current assets	(140)	(973)
	(e) other non-current assets	—	—
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	—	—
	(d) physical non-current assets	14	26
	(e) other non-current assets	—	—
1.11	Loans to other entities
1.12	Loans repaid by other entities
1.13	Other (provide details if material)

	Net investing cash flows	(151)	(1,027)

1.14	Total operating and investing cash flows	(6,169)	(18,116)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	13	192
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	13	192

	Net increase (decrease) in cash held	(6,156)	(17,924)
1.21	Cash at beginning of quarter/year to date	86,073	97,840
1.22	Exchange rate adjustments to item 1.21	(2)	(1)

1.23	Cash at end of quarter	79,915	79,915

+ See chapter 19 for defined terms.

Appendix 4C Page 2	24/10/2005

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	61
1.25 Aggregate amount of loans to the parties included in item 1.11	Nil

1.26	Explanation necessary for an understanding of the transactions

Payments represent directors fees for quarter

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available $A’000	Amount used $A’000
3.1 Loan facilities	Nil	Nil
3.2 Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

	Current quarter $A’000	Previous quarter $A’000
4.1 Cash on hand and at bank	412	314
4.2 Deposits at call	779	638
4.3 Bank overdraft
4.4 Other (provide details)	78,724	85,121

Total: cash at end of quarter (item 1.23)	79,915	86,073

Acquisitions and disposals of business entities

	Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration
5.3 Consideration for acquisition or disposal
5.4 Total net assets
5.5 Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 19 April 2007
(Chief Financial Officer/Company Secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 4C Page 4	24/10/2005

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2 - itemised disclosure relating to acquisitions

•	9.4 - itemised disclosure relating to disposals

•	12.1(a) - policy for classification of cash items

•	12.3 - disclosure of restrictions on use of cash

•	13.1 - comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 4C Page 5

ASX/NASDAQ Media release	11 April 2007

PHARMAXIS BEGINS PHASE III CYSTIC FIBROSIS TRIAL

Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that it has enrolled its first patient in its international Phase III clinical trial evaluating Bronchitol in cystic fibrosis sufferers.

The Phase III trial is being conducted initially in 40 hospitals across Australia, the UK and Ireland, and is the final clinical step before Pharmaxis seeks approval to market Bronchitol for cystic fibrosis in the European Union, Australia and elsewhere.

Pharmaxis Chief Executive Officer Dr Alan Robertson said: “It’s great news to get this trial underway and it represents significant progress for our cystic fibrosis programme. For the first time, we are offering the convenience of dry powder inhalation technology to help restore normal lung clearance and normal lung defence to patients with cystic fibrosis. This trial follows the successful Phase II trial where Bronchitol led to a demonstrable improvement in patients lung function.”

The trial design has been constructed following consultation with the European and Australian regulatory agencies and will assess the effectiveness and safety of Bronchitol in treating cystic fibrosis.

The Phase III clinical trial is designed to include a 26-week efficacy treatment period, followed by a 26-week safety extension period. The efficacy component of the trial is a randomized, double-blind investigation of Bronchitol twice daily in approximately 250 patients with cystic fibrosis. The trial is enrolling cystic fibrosis patients aged six years and above. Participants will be assessed for improvements in lung function, infectious episodes and quality of life.

Pharmaxis is developing Bronchitol as a treatment to improve mucus clearance in the lungs of patients with cystic fibrosis, bronchiectasis and chronic obstructive pulmonary diseases. Bronchitol is a patented, inhalable dry powder formulation of mannitol that can be administered by a convenient, hand-held pocket sized device. The U.S. Food and Drug Administration has granted Bronchitol fast track status and it is designated as an orphan drug in the U.S. and Europe.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au

RELEASED THROUGH:

United States:

Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

Australia:

Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

About the trial

The following information is provided in accordance with the ASX and AusBiotech Code of Best Practice for Reporting by Life Sciences Companies.

Name of Trial		DPM CF301 - a Phase III multicentre, randomised, parallel, controlled, double-blind study to investigate the safety and efficacy of the long term administration of Bronchitol (inhaled dry powder mannitol) in cystic fibrosis.
Blinding Status		Double blind for 26 weeks followed by open label for 26 weeks
Placebo Controlled		Yes
Ratio treatment:placebo		3:2
Treatment Method
	Route	Inhalation
	Frequency	Twice daily for 26 weeks
	Dose levels	400mg
No. of subjects		250+
Subject Selection Criteria		• Known diagnosis of cystic fibrosis • Aged 6 years and over, male and female • FEV1 30 - 90% of the predicted value • Absence of uncontrolled asthma or other unstable systemic diseases
Trial Location		Europe and Australia
Commercial partners involved		Pharmaxis only
Expected enrollment period		12-18 months
Primary end points		To assess whether Bronchitol improves lung function
Secondary end points		To assess the impact of Bronchitol on: • Pulmonary exacerbations • Quality of life • Other measures of lung function • To demonstrate the safety profile of Bronchitol

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	April 19, 2007	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer